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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.         )*
                                          ---------

                         Optimal Robotics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68388R208
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages

CUSIP No. 68388R208                       13G                  Page 2 of 5 Pages
          ------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         St. Denis J. Villere & Company
         IRS Identification No. 72-0343760

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /X /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Louisiana

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                     0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                        392,300
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                     0

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                        392,300

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         392,300

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.29%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IA

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of Optimal Robotics Corporation, a Canadian corporation (the "Issuer"), whose principal executive offices are located at 4700 de la Savane, Montreal, Quebec H4P 1T7.

ITEM 2.

         (a) - (c)        The person filing this Schedule 13G is St. Denis J.
Villere & Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)     Title of Class of Securities:  Common

         (e)     CUSIP Number:  68388R208

ITEM 3.

         The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  Ownership.

         (a) - (c)        As of December 31, 1996, the Partnership was deemed
to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

                 Number             Percentage of           Sole             Shared           Sole              Shared
                 of                 Outstanding             Voting           Voting           Dispositive       Dispositive
                 Shares             Shares(1)               Power            Power            Power             Power
                 ---------          --------------          -----            -----            ------------      ------------
                 392,300             5.29%                   0                392,300          0                  392,300

(1)Based upon information in a prospectus, dated October 24, 1996, relating to the offer by the Issuer of 3,000,000 shares of Class A Common Stock, the number of Shares of the Issuer issued and outstanding after the offering was 7,412,035.

                              Page 3 of 5 pages

ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         In addition to the Partnership, fifty-five (55) shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 4 of 5 pages

                                   SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 7, 1997

                                           ST. DENIS J. VILLERE & COMPANY,
                                           A LOUISIANA PARTNERSHIP
                                           IN COMMENDAM


                                           BY: /s/ GEORGE V. YOUNG
                                              --------------------------
                                               GENERAL PARTNER





                               Page 5 of 5 pages